

CARRICK GOLD LIMITED

Level 9, 3[illegible]
G.P.O. Bo[illegible]
Tel. (08) 9[illegible]
Web: www.carrickgold.com



14 November 2006

HIGH GRADE RESULTS AT LINDSAYS

Drilling north of the current measured resource at Parrot Feathers has intersected a very high grade gold mineralised quartz sulphide vein set which is interpreted to extend to the north and south with a vertical orientation. Drill hole PFRC 301 (see details below) intersected **8 metres @ 29.6 g/t** from a down hole depth of 136 to 144 metres by assaying two 4 metre composite samples.

Drilling to further define the extent and down-dip orientation of this gold mineralised vein set, which is believed to be one of several, is continuing.

Drilling in this recent programme has also extended the Parrot Feathers resource model further to the north following a northerly plunge of the mineralisation.

HOLE_ID					
	East	North	Depth	Azi(MN)	Dip
PFRC 301	18520	48520	212	225	-70

The information in this report which relates to exploration results, mineral resources or ore reserves is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary



CARRICK GOLD LIMITED

ACN [illegible] 405 554

Level 9, 37 St George's Terrace, Perth, WA 6000

G.P.O. Box 2567, Perth, WA 6001

Tel. (08) 9225 5544 Fax (08) 9225 5533 Web www.carrickgold.com

20 November 2006

FURTHER HIGH GRADE DRILL RESULTS

DRILLING EXTENDS RESOURCE NORTH OF PARROT FEATHERS

Further impressive drill results have been received including **4 metres at 50.22 grams per tonne gold** as shown in Table 1.

Drilling targeting this high grade vein set is continuing with results from four holes still outstanding. The geology from inspection of R.C. chips indicates very similar mineralisation and thickness.

Hole PFRC303 was drilled 40 metres past the previous northernmost hole and intersected good values of gold at the targeted depth in a sediment. The structure is still open to the north and several more holes are planned to hit the mineralised structure a further 80 metres to the north.

Recent results are expected to significantly enhance Carrick's gold resource.

TABLE 1				
HOLE_ID	HOLE INTERSECTION			
	FROM (m)	TO (m)	INTERSECTION (g/t)	
PFRC301	138	139	2.17	
	139	140	101.65	
	140	141	4.21	6 metrees @
	141	142	66.94	34.42 g/t inc.
	142	143	28.09	4 m.@ 50.22 g/t
	143	144	3.46	
PFRC303	155	156	6.4	
	158	159	2.83	
	160	161	1.72	
	161	162	1.32	
	181	182	3.85	

TABLE								
HOLE_ID	HOLE COORDINATES					HOLE ORIENTATION		
	East	North				Depth	Azi	Dip
PFRC301	18520	48520				212	225	-70
PFRC303	18570	48720				212	225	-70